

August 1, 2012

<u>Via Email</u>
Mr. J. Rod Martin
Chief Executive Officer
Sierra Resource Group, Inc.
9550 S. Eastern Avenue, Suite 253
Las Vegas, Nevada 89123

      Re: **Sierra Resource Group, Inc.**
            Item 4.01 Form 8-K
            Filed July 26, 2012
            File No. 000-25301

Dear Mr. Martin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed July 26, 2012</u>

1.   We note your representations related to any disagreements with your former auditors and reportable events are limited to the last two fiscal years. Please expand your disclosures to state whether there were any disagreements or reportable events during the subsequent interim period preceding the dismissal of your former auditor to comply with Item 304(a)(iv) and (v) of Regulation S-K.

2.   We note that you have provided disclosures related to consultations with your newly engaged auditor, however it appears that you have referenced your former auditor, Tarvaran, Askelson & Company, LLP ("TAC") rather than your new auditor Marcum LLP. Please tell us whether the reference to your former auditor was in error and amend your disclosure to reference your new auditor to comply with Item 304(a)(2) for Regulation S-K.

3.   Please obtain from your former accountant and file as an exhibit, the letter required by
        Item 304(a)(3).

        As appropriate, please amend your filing and respond to these comments within five
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

        You may contact me at (202) 551-3650 if you have questions regarding our comments.

                                        Sincerely,

                                        /s/Craig H. Arakawa

                                        Craig H. Arakawa
                                        Staff Accountant